R

Blockchain traded Fund

btf

BTF is a registered trademark of
FirstBTF LLC under license from MLP Magnolia
series llc

Raznolik Coin fund

Prospectus

February 10, 2021

RAZ.BTF

This instrument represents a new open end investment product
we call a blockchain traded fund or BTF. More information on
the BTF concept, technologies and goals can be found in Part C
Other Information

Table of contents

2 investment objectives and goals

Raznolik, the Slovenian word for different or mixed Fully describes the investment choices of this fund. As a managed fund, the fund manager has broad discretion in selection of potential investments. All asset classes and industries are possible.   primary goals of the fund are   to provide stability, liquidity and total return making Raznolik coins a reliable currency in addition to an investable product. The Fund does not track any index. It is instead comprised of fundamentally strong assets or many types from around the world

As a new fund we will initially target stable long term investments that could remain in the portfolio for many years. as the fund grows, Those more mature investments will be complimented with more volatile high growth stocks such as technology stocks , initial public offerings, SPACS, venture capital funds and direct startup investments.

the Adviser and the Portfolio Manager have significant discretion in making the selections of stocks and other investments Holding a diversified portfolio in the fund is intended to prevent   idiosyncratic events in one sector from affecting the entire portfolio.

 in the fund is expected to reduce the volatility and turnover of assets thereby reducing capital gains taxes on coin holders.

investments

commissions that investors may pay on their purchases and sales of Coins.

Type of fee	percentage
Management fees	0.75
Distribution and/or service (12b-1 Fees)	0.5
Other expenses	0.25
Total Annual Fund operating expenses	1.5

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your Coins at the end of those periods. The Example also assumes that your investment has an 5% return each year and that the Fund's operating expenses as a percentage remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs and returns would be:

	beginning balance	return	fund expenses	end of period balance
year 1	10000	500	150	10,350.00
year 2	10,350.00	517.5	100.0724	10,767.43
year 3	10,767.43	538.3714	106.5371	11,199.26
year 4	11,199.26	559.9631	113.4194	11,645.81
year 5	11,645.81	582.2903	120.7463	12,107.35

3.2 Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the

FirstBTF coin and reduced charges for exchanging Any BTF coin
for another BTF coin.

3.8 Portfolio turnover

the Fund pays transaction costs, such as commissions, when it
buys and sells securities (or "turns over" its

portfolio). A higher portfolio turnover rate may indicate higher
transaction costs and may result in higher taxes when Fund
shares are held in a taxable account. These costs, which are not
reflected in annual fund operating expenses or in the example,
affect the Fund's performance. as a new fund their is no
historical turnover data.

3.9 Maximum account Fees

 The fund does not charge an account maintenance fee or cash
management fee, however any account without activity for one
year will be considered dormant resulting in a $5% dormancy
fee.Any dormant account without activity for an additional 5
years will be considered abandoned and the balance returned to
the abandoned property fund in the last known state of
residence of the coin holder

 During the hold time. Investors submitting a redemption may not
submit another redemption until the prior redemption has
completed.

 Investors Holding Svintani coins receive a 20% discount on
redemption fees

redemption fees			
from	to	amount	hold time
1	10,000	2.00%	2 minutes
10,000	150,000	2.50%	40 minutes
150,001	500,000	3.00%	3 hours
500,001	1,000,000	3.50%	8 hours
1,000,001	unlimited	4%	48 hours

Hold times in the above table is the period between a
redemption request and the time the request begins execution.
Market fluctuation of the instant NAV and CCE of the currency
used in the exchange may change between the time of the
redemption request and the execution of the order.

3.10 Maximum deferred sales charge

The fund has no deferred sales charge.

4 risk / return Summary Investments, Risks and Performance

You can lose money on your investment in the Fund. The Fund is subject to a variety of risks described in detail starting on ###page **Error! Bookmark not defined.**. Some or all these risks may adversely affect the Fund's net asset value per Coin ("NAV"), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in the Fund's Prospectus titled "Additional Information About the Fund's Principal Risks." ###

4.1 Principle investment strategies of the fund

##1

It is the objective of this fund to create a new form financial instrument that blends aspects of cryptocurrencies such as stable coins and traditional investment instruments like mutual funds and ETFs to form a digital currency whose value may fluctuate like an investment, with the backing of mix of assets. The fund does not track any index. As the fund grows, the variety of assets is intended to reflect the world economy. Not just that of an individual country, industry or asset class. This is accomplished by including commodities, securities, stocks, bonds and other funds in the portfolio of the fund. Details on the Raznolik fund and the BTF concepts may be found at www.raznolik.com and www.FirstBTF.com

As a new fund we will initially target stable long-term investments that could remain in the portfolio for many year. As the fund grows. Those more mature investments will be complimented with more volatile high growth stocks such as technology stocks, initial public offerings and stocks paying high dividends

Holding large cap mature companies in the fund is expected to minimize the turnover of assets thereby reducing capital gains taxes on coin holders while providing a safe asset creating long term fund value

Research is an instrumental part of a stable Raznolik fund Our investments are performance driven. The uniqueness of a blockchain traded fund requires constant monitoring of coin redemptions and newly issued coins as well as after market activity to protect the fund an its investors from unusual trading activity.

4.2 Principle risks of investing in the fund

The principal risks associated with investing in the Fund are described below

4.2.1 Market Risk.

a) The price of equity securities may rise or fall because of changes in the broad market or changes in a company's financial condition, sometimes rapidly or unpredictably. These price movements may result from factors affecting individual companies, sectors or industries selected for the Fund or the securities market, such as changes in economic or political conditions. Equity securities are subject to "stock market risk" meaning that stock prices in general (or, the types of securities in which the Fund invests) may decline over short or extended periods of time. When the value of the Fund's securities goes down, your investment in the Fund decreases in value. Common stocks are generally exposed to greater risk that other types of securities, such as preferred stock and debt obligations, because common stockholders generally have inferior rights to receive payment from issuers. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic, and banking crises.

b) BTF Risks. The Fund is a BTF , and, as a result of a BTF's structure and trading on unregulated exchanges , it is exposed to the following risks:

c) there may be a limited market for the coins To the extent the market is limited , Coins may trade at a material discount to NAV and possibly face delisting:

Investors buying or selling Coins in the secondary market will pay exchange fees or other charges, as determined by that exchange. Exchange fees may be a significant proportional cost for investors seeking to buy or sell Coins. In addition, secondary market investors will also incur the cost of the difference between the price at which an investor is willing to buy Coins (the "bid" price) and the price at which an investor is willing to sell Coins (the "ask" price). This difference in bid and ask prices is often referred to as the "spread" or "bid/ask spread." The bid/ask spread varies over time for Coins based on trading volume and market liquidity and is generally lower if Coins have more trading volume and market liquidity and higher if Coins have little trading volume and market liquidity. Further, a relatively small investor base in the Fund, asset swings in the Fund and/or increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Coins, including bid/ask spreads, frequent trading of Coins may significantly reduce investment results and an investment in Coins may not be advisable for investors who anticipate regularly making small investments.

Coins May Trade at Prices Other Than NAV. As with all BTFs and cryptocurrencies, Coins may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Coins will approximate the Fund's NAV, there may be times when the market price of Coins is more than the NAV (premium) or less than the NAV (discount) due to supply and demand of . This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Coins in the secondary market, in which case such premiums or discounts may be significant.

4.2.2 New Fund Risk.
The Fund is a recently organized non- diversified management investment company with no operating history. As a result, prospective investors have a limited track record on which to base their investment decision.

4.2.3 Non-Diversification Risk.

The Fund is non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a smaller number of issuers than a fund that invests more widely. This may increase the Fund's volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund's performance.

4.2.4 Equity Market Risk.

The price of equity securities may rise or fall because of changes in the broad market or changes in a company's financial condition, sometimes rapidly or unpredictably. This may occur because of factors that affect securities markets generally or factors affecting specific issuers, industries, or sectors in which the Fund invests such as political, market and economic developments, as well as events that impact specific issuers.

Large-Capitalization Investing. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion.

4.2.5 Trading risk

coins may be listed or traded on U.S. and non-U.S. cryptocurrency exchanges there can be no assurance that an active trading market for such Coins will develop or be maintained. Trading in Coins may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Coins inadvisable. In addition, trading in Coins on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange rulesOne or more exchanges may halt trading in coins when extraordinary volatility causes sudden, significant swings in the market price There can be no assurance that coins will trade with any volume, or at all, on any exchange. In stressed market conditions, the liquidity of Coins may begin to mirror the liquidity of the Fund's underlying assets, which can be significantly more or less liquid than coins.

conditions, the liquidity of Coins may begin to mirror the liquidity of the Fund's underlying assets, which can be significantly less liquid than coins.

4.2.6 Trading risks

coins may be listed The Fund may invest in the securities of companies. As a result, the Fund's performance may be adversely affected if securities those companies underperform securities of other companies or the market. The securities of some high Coin value companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion.

4.2.7 SPAC investment risk

The Fund may invest in special purpose acquisition companies. At the time of a SPAC IPO, that SPAC has no existing business operations and may not even have a stated target for acquisition. As a result, the SPAC may not complete its acquisition goals resulting in a loss of investment or return of investment with minimal to no gains.

4.2.8 Leverage Risk.

Short selling effectively results in creating leverage in a portfolio. The Fund's assets that are used as collateral to cover the short sale may decrease in value while the short position is held; resulting in the Fund being forced to post more collateral to cover the short position. In addition, because the Fund may invest the proceeds of a short sale, another effect of short selling on the Fund is that it may amplify changes in the Fund's NAV since it may increase the exposure of the Fund to certain securities.

4.3 Portfolio Turnover Risk.

From time to time The Fund may trade all or a significant portion of the securities in its portfolio in response to market conditions A high portfolio turnover rate increases transaction costs, which may increase the Fund's expenses. Frequent trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

4.4 Short Selling Risk.

short selling involves the sale of securities borrowed from a third party. The short seller profits if the borrowed security's price declines. If a shorted security increases in value, a higher price must be paid to buy the stock back to cover the short sale, resulting in a loss. The Fund may incur expenses related to short selling, including compensation, interest or dividends, and transaction costs payable to the security lender, whether the price of the shorted security increases or decreases. The amount the Fund could lose on a short sale is theoretically unlimited. This differs from an investment in a long position where the Fund's maximum loss is limited to the amount invested. Short selling, which effectively results in creating leverage in the Fund, could increase the Fund's exposure to the market, increase losses, and increase the volatility of returns. Further, if the Fund may not be able to close out a short position at a time or at an acceptable price. For instance, a security needed to cover a short position may not be available for purchase at or near prices quoted in the market. In addition, a securities lender may terminate the short sale and request that borrowed securities be returned to it on short notice. If this occurs, the Fund may have to buy the borrowed securities at an unfavorable price. Other short sellers of the same security may also choose to close out their positions at the same time, making it more likely that the Fund will have to cover its short sale at an unfavorable price. These actions could potentially reduce or eliminate any gain, or cause a loss, to the Fund as a result of the short sale. Short selling also involves counterparty risk – the risk associated with the third-party ceasing operations or failing to sell the security back.

4.5 Timing risk

The actual performance of an individual participant in the Fund will differ from the portfolio. The timing or dates when shares are purchased – whether shares are purchased when the market price of a security is below or above its average market price – will affect an individual participant's return

4.6 Leverage Risk.

Short selling effectively results in creating leverage in a portfolio. The Fund's assets that are used as collateral to cover the short sale may decrease in value while the short position is held; resulting in the Fund being forced to post more collateral to cover the short position. In addition, because the Fund may invest the proceeds of a short sale, another effect of short selling on the Fund is that it may amplify changes in the Fund's NAV since it may increase the exposure of the Fund to certain securities.

4.7 Redemption fees

Redemption fees vary depending on the quantity of coins purchased in a single transaction. Larger purchases have higher redemption fees. Larger orders also have longer wait times to reduce the frequency of a redemption requiring liquidation of underlying assets. Wait times do not reflect the network processing speed. The instant NAV and CCE of the cryptocurrency in the exchange are both subject to change

During the hold time. Investors submitting a redemption may not submit another redemption until the prior redemption has completed.

Investors redeeming to Svintani coins get a 10% reduction in hold time and a 10% reduction in redemption fees.

Redemption fees			
From	To	amount	Hold time

redemption fees			
from	to	amount	hold time
1	10,000	2.00%	2 minutes
10,000	150,000	2.50%	40 minutes
150,001	500,000	3.00%	3 hours
500,001	1,000,000	3.50%	8 hours
1,000,001	unlimited	4%	48 hours

Portfolio turnover may vary from year to year, as well as within a year. High turnover rates are likely to result in comparatively greater brokerage expenses. The overall reasonableness of brokerage commissions is evaluated by the Adviser based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services.

5 Management

First BTF will perform fund management and advisory services for .75% of Assets under management annually, the Founder of FirstBTF Scott Lowry will manage the fund until the fund meets its new offering goals. At that time FirstBTF will recruit and hire or contract for fund management and advisory services. Mr. Lowry has Managed the Deal One limited Partnership real estate fund for the last seven years. He Was a stock analyst for Shearson American express from 1984 to 1987 when he started his own technology consulting firm developing health care management software eventually transitioning to electronic data systems Mr. Lowry has the technology, business and financial background to lead the Raznolik BTF fund charting the path for a new way of managing and moving money. FirstBTF is responsible for compensation of fund managers and advisors from its 1.25% management fee.

6 Purchase and sale of fund coins

There are no minimum or maximum requirements to buy or redeem fund coins. purchase and redemption fees and processing times vary based on quantity purchased. coins may be purchased and redeemed on the funds website at approximately net asset value plus fees using cryptocurrencies. The coins may also be traded on participating cryptocurrency exchanges including the affiliated BTF site (www.btf-x.com) at market price. information on the funds Net Asset value, Market Price, premiums ,discounts and bid-ask spreads are available on the funds website at www.Raznolik.fund). As a new fund, this website. or other historical trading information is not currently available.

6.1 Swing pricing

The fund maintains liquidity through a liquidity reserve composed of both cryptocurrencies and cash. The liquidity reserve Is targeted to be less than 20% of the total fund. Large purchase transactions may create a situation where the reserve is depleted or exceeds the 20% target. In those cases, the trade creating the excess reserve and all subsequent purchase transaction will incur a 2% swing charge until the fund manager has been able to restore the liquidity pool to its targeted percentage

7 Tax information

the Fund intends to make distributions that may be taxed as ordinary income or capital gains

The following is only a summary of certain U.S. federal income tax considerations generally affecting the Fund and its Coin holders that supplements the discussion in the Prospectus. No attempt is made to present a comprehensive explanation of the federal, state, local or foreign tax treatment of the Fund or its Coin holders, and the discussion here and in the Prospectus is not intended to be a substitute for careful tax planning.

The following general discussion of certain U.S. federal income tax consequences is based on provisions of the Code and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

The tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Many of the changes applicable to individuals are temporary and would apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. There are only minor changes with respect to the specific rules only applicable to a RIC, such as the Fund. The Tax Act, however, makes numerous other changes to the tax rules that may affect Coin holders and the Fund. You are urged to consult with your own tax advisor regarding how the Tax Act affects your investment in the Fund.

 Coin holders are urged to consult their own tax advisers regarding the application of the provisions of tax law described in this document in light of the particular tax situations of the Coin holders and regarding specific questions as to federal, state, foreign or local taxes.

Taxation of the Fund. The Fund will elect and intends to qualify each year to be treated as a separate RIC under the Code. As such, the Fund should not be subject to federal income taxes on its net investment income and capital gains, if any, to the extent that it timely distributes such income and capital gains to its Coin holders. To qualify for treatment as a RIC, the Fund must distribute annually to its Coin holders at least the sum of 90% of its net investment income (generally including the excess of net short-term capital gains over net long-term capital losses) and 90% of its net tax-exempt interest income, if any (the "Distribution Requirement") and also must meet several additional requirements. Among these requirements are the following: (i) at least 90% of the Fund's gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or foreign currencies and net income derived from interests in qualified publicly traded partnerships (the "Qualifying Income Requirement"); and (ii) at the end of each quarter of the Fund's taxable year, the Fund's assets must be diversified so that (a) at least 50% of the value of the Fund's total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and (b) not more than 25% of the value of its total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than U.S. government securities or securities of other RICs) of